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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       ---------------------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            GRAPHIC INDUSTRIES, INC.
                           (NAME OF SUBJECT COMPANY)

                            GRAPHIC INDUSTRIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON STOCK, $.10 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  388678 10 4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                       ---------------------------------

                                MARK C. POPE III
                             CHAIRMAN OF THE BOARD,
                              PRESIDENT AND CHIEF
                               EXECUTIVE OFFICER
                            GRAPHIC INDUSTRIES, INC.
                            2155 MONROE DRIVE, N.E.
                             ATLANTA, GEORGIA 30324
                                 (404) 874-3327
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
               TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                        THE PERSON(S) FILING STATEMENT)
                       ---------------------------------

                                    Copy to:

                             G. WILLIAM SPEER, ESQ.
                     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                                SIXTEENTH FLOOR
                           191 PEACHTREE STREET, N.E.
                             ATLANTA, GEORGIA 30303
                                 (404) 572-6600
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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Graphic Industries, Inc., a Georgia corporation (the "Company"). The address of the principal executive offices of the Company is 2155 Monroe Drive, N.E., Atlanta, Georgia 30324. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is the Common Stock, $.10 par value per share (the "Common Stock"), of the Company (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Schedule 14D-9 relates to the tender offer disclosed in the Tender Offer Statement on Schedule 14D-1 dated October 3, 1997 (the "Schedule 14D-1"), by Greenwich Acquisition Corp., a Georgia corporation (the "Offeror") and a wholly-owned subsidiary of Wallace Computer Services, Inc., a Delaware corporation ("Parent"), to purchase all outstanding Shares at a price of $18.50 per Share (the "Offer Price"), net to the seller thereof in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 3, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer" and are filed as Exhibit 1 hereto). The Offer is being made pursuant to the terms of the Agreement and Plan of Merger dated as of September 28, 1997 (the "Merger Agreement") among the Company, Parent and the Offeror. The Merger Agreement provides, among other things, that after completion of the Offer, subject to the terms and conditions of the Merger Agreement, the Offeror will be merged (the "Merger") with and into the Company and each outstanding Share and share of Class B Common Stock, $.10 par value per share, of the Company (collectively, the "Class B Shares") (other than those held by the Company, any subsidiary of the Company, Parent, the Offeror or any other subsidiary of Parent or by stockholders, if any, who are entitled to and who properly exercise appraisal rights under the Georgia Business Corporation Code (the "GBCC")) will be converted at the effective time of the Merger (the "Effective Time") into the right to receive $18.50 in cash, without interest. The Merger Agreement is filed as Exhibit 2 hereto and is incorporated by reference herein.

     In connection with the execution of the Merger Agreement, Parent and the Offeror entered into the Stockholder Agreement dated as of September 28, 1997 (the "Stockholder Agreement") with Mark C. Pope III, the Chairman of the Board of Directors, President and the Chief Executive Officer of the Company ("Mr. Pope" or the "Selling Stockholder"), pursuant to which the Selling Stockholder has granted the Offeror an irrevocable option (the "Option") to purchase 432,089 of the Shares and 2,239,046 of the Class B Shares (collectively, the "Option Shares") owned of record by the Selling Stockholder at a price per share equal to the Offer Price (the "Option Purchase Price"). The Selling Stockholder has also agreed (i) so long as the Merger Agreement has not terminated, to tender pursuant to the Offer the other 432,088 Shares owned by him and (ii) in the event the Offeror purchases Shares pursuant to the Offer, to sell the other 2,239,046 Class B Shares owned by him to the Offeror at the time of the sale to the Offeror of the Option Shares. Pursuant to the Stockholder Agreement, the Selling Stockholder has also agreed that, among other things, until September 28, 1998, such Selling Stockholder will not transfer the Option Shares and will vote the Option Shares in favor of the transactions contemplated by the Merger Agreement and against certain competing transactions at any meeting of stockholders of the Company called to vote thereon. The Stockholder Agreement is filed as Exhibit 3 hereto and is incorporated by reference herein.

     The purpose of the Offer, the Merger, the Merger Agreement, the Stockholder Agreement and the transactions contemplated thereby is to enable Parent to acquire control of, and the entire equity interest in, the Company. The Offer is intended to increase the likelihood that such acquisition will be effected and to permit Parent to acquire control of the Company at the earliest practicable date. The purpose of the Merger is to permit Parent to acquire all outstanding Shares not tendered and purchased pursuant to the Offer.

     The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares that, together with the Option Shares, will constitute a majority of the Shares and the Class B Shares (determined on a fully diluted basis for all outstanding stock options, securities convertible into Shares or Class B Shares and any other rights to acquire Shares or Class B Shares).

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     The address of the principal executive offices of the Offeror and Parent, as set forth in the Schedule 14D-1, is 2275 Cabot Drive, Lisle, Illinois 60532.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above.

     (b) Certain contracts, agreements, arrangements and understandings between the Company and certain of its executive officers, directors or affiliates are described on pages 6 through 11 of the Company's Proxy Statement dated May 2, 1997 relating to its Annual Meeting of Shareholders held on June 3, 1997 (the "Proxy Statement"). A copy of pages 6 through 11 of the Proxy Statement is filed as Exhibit 4 hereto and the portions thereof referred to above are incorporated by reference herein.

BACKGROUND INFORMATION:

     In November 1996, Mr. Pope, the Company's largest stockholder, received a letter from another publicly-owned printing company proposing that the Company and such other printing company enter into discussions regarding an acquisition of the Company. Such letter was accompanied by a financial analysis prepared by such other company's financial advisor reflecting several possible business combinations with the Company, involving consideration consisting of stock of such other company or various combinations of cash and such stock. Mr. Pope had several discussions with such other company, but no formal offer materialized and the discussions were terminated on April 16, 1997.

     On January 14, 1997, Mr. Pope met with Ronald J. Wareham, of R.J. Wareham & Company, Incorporated (the "Wareham Company"), concerning the possible engagement of the Wareham Company by the Company as its financial advisor. On January 21, 1997, a meeting was held between Mr. Pope, Mr. Wareham and Carter D. Pope concerning the possible purchase by Carter D. Pope of Atlanta Blue Print Co. and Imaging Technologies Services, Inc., wholly-owned subsidiaries of the Company (collectively "ITS"). Carter D. Pope is President of ITS and a member of the Board of Directors of the Company. No further action was taken with respect to that possible purchase of such companies until September 1997.

     On January 15, 1997, a Financial Advisory Agreement with the Wareham Company was entered into by the Company pursuant to which the Wareham Company was engaged as financial advisor to the Company. Included among the services to be provided by the Wareham Company was its agreement to contact possible purchasers of the Company to determine the nature and extent of any interest that they might have in acquiring the Company. Subsequent meetings between Mr. Pope and Mr. Wareham were held on February 5 and February 18, 1997 to identify possible purchasers of the Company. As agreed upon between Mr. Pope and Mr. Wareham, the Wareham Company contacted a number of companies by letter and/or telephone to determine whether any of such companies would be interested in pursuing discussions with the Company concerning an acquisition of the Company. A total of six companies in the printing or related industries and eight financial buyers were contacted on behalf of the Company by or through the Wareham Company between February 13, 1997 and May 21, 1997.

     Except for the financial buyer referred to below, the companies or firms contacted by the Wareham Company expressed a lack of interest in pursuing discussions with the Company. In addition, Mr. Wareham contacted a major investment banking firm about a possible leveraged recapitalization of the Company. Mr. Wareham, Mr. Pope and Carter D. Pope met with such firm on May 21, 1997, but such transaction was not pursued further because, among other things, Mr. Pope would have been required to leave a substantial amount of equity in the Company and to manage a highly-leveraged company.

     The Wareham Company initially contacted Parent by letter dated May 5, 1997 to Robert J. Cronin, Chief Executive Officer of Parent, inquiring if Parent would be interested in discussing a possible business combination with the Company. On or about May 12, 1997, Michael T. Leatherman, Senior Vice President and Chief Information Officer of Parent, telephoned Mr. Wareham to express preliminary interest in a transaction with the Company and to schedule a meeting with Mr. Wareham and Mr. Pope.

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     The initial meeting between the Company and Parent occurred on June 5,
1997, at which time Mr. Pope and Mr. Wareham met with Mr. Cronin and Mr. Leatherman. During that meeting, the persons present discussed the Company's operations and Parent's current strategy for expanding its commercial printing operations through acquisitions. On June 12, 1997, Mr. Leatherman provided to Mr. Wareham a preliminary list of information that Parent desired in connection with its review of the Company. A Confidentiality Agreement was entered into between the Company and Parent on July 3, 1997, and an information package concerning the Company was provided to Parent in mid-July.

     On June 27, July 28 and July 31, 1997, the Company held a series of meetings with a potential financial buyer of the Company, and a proposal to acquire control of the Company in a leveraged buy-out was received from such financial buyer by the Company on July 31, 1997. However, after consultation with Mr. Wareham and others, such proposal was deemed unacceptable by Mr. Pope because, among other things, the price was deemed inadequate and the proposal was highly conditional. Such proposal was not pursued further by Mr. Pope and Mr. Wareham.

     A meeting with Mr. Leatherman, Mr. Pope, John R. Pope, President of one of the Company's subsidiaries and a member of the Board of Directors of the Company, and Mr. Wareham was held in Atlanta on August 12, 1997. At this meeting, the parties discussed the structure of a possible transaction, the recent movement in the price for the Common Stock, and the general operations of the Company. Mr. Pope indicated that, as noted above, a financial buyer had expressed possible interest in acquiring the Company for a price in the range of $15 to $16 per Share. Mr. Pope indicated that he believed a higher price was more appropriate. The parties took note of the recent increases in market prices for the Common Stock, and Mr. Leatherman indicated that Parent would consider a price at or near $17.50 per Share. At the conclusion of this meeting, Mr. Leatherman requested additional information concerning the Company.

     A further meeting between the Company and Parent occurred on August 19, 1997 among Mr. Cronin, Mr. Leatherman, Mr. Pope, John R. Pope and Carter D. Pope, at which time further discussions were held, although no specific proposal was made or price agreed upon. This meeting was held at Parent's headquarters and included visits to certain of Parent's operations in the Chicago area.

     On August 21, 1997, telephone discussions concerning the increase in market price for the Shares and announcement of recent acquisitions by the Company were held among Mr. Pope, Mr. Benatar, Mr. Cronin and Mr. Leatherman, and on August 25, 1997, the Company sent Parent additional information concerning recent acquisitions made by the Company.

     On August 28, 1997, a meeting was held at Parent's headquarters among Mr. Cronin, Mr. Leatherman, other representatives of Parent, and representatives of Smith Barney Inc. ("Smith Barney"), financial advisor to Parent, Mr. Pope, John
R. Pope, Mr. Benatar and Mr. Wareham. At this meeting, the parties discussed the possibility of a cash tender offer for the Company by Parent, and a price of $18.50 per Share was mentioned as a price which Parent might be willing to pay for the Company, assuming satisfactory completion of due diligence and negotiation of a satisfactory Merger Agreement and an agreement with Mr. Pope covering a portion of his Shares and Class B Shares. At this meeting the parties did not agree on the number of Shares or Class B Shares of Mr. Pope to be covered by the agreement with Mr. Pope. On September 4, 1997, Mr. Leatherman met with certain members of the Company's management in Atlanta, at which time he was given the opportunity to learn more about the Company's operations and how they might be integrated with Parent's operations.

     On August 29, 1997, the Company engaged Interstate/Johnson Lane Corporation ("Interstate/Johnson Lane") for purposes of rendering an opinion with respect to the fairness, from a financial point of view, of the consideration to be received by the stockholders of the Company, in a possible acquisition transaction with Parent.

     During the week of September 9, 1997, Mr. Leatherman, various other members of Parent's management, and representatives of Smith Barney held additional meetings with the Company's management in Atlanta and members of Parent's management also visited the Company's plants in Houston, Philadelphia and Boston. Mr. Benatar and Mr. Leatherman also met on September 9 and 11, 1997 during Mr. Leatherman's

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visit to Atlanta and discussed various matters regarding the Company, its fit with Parent and conditions in the printing industry generally. In addition, management of Parent, representatives of Smith Barney, Sidley & Austin, legal counsel to Parent, and Arthur Andersen LLP, the independent accountants of Parent, reviewed certain information provided by the Company in a data room in the Atlanta offices of Powell, Goldstein, Frazer & Murphy LLP, legal counsel to the Company, and at a data room in the Atlanta offices of Ernst & Young LLP, independent accountants of the Company.

     On September 12, 1997, Sidley & Austin provided drafts of a Merger Agreement and Stockholder Agreement to the Company and to Powell, Goldstein, Frazer & Murphy LLP, counsel for the Company and Mr. Pope. On September 18 and 19, 1997, representatives of Sidley & Austin and Powell, Goldstein, Frazer & Murphy LLP conducted telephonic discussions concerning the terms of the proposed Merger Agreement and Stockholder Agreement. On September 20, 1997, Sidley & Austin delivered revised drafts of the Merger Agreement and Stockholder Agreement to the Company, Mr. Pope and their legal counsel.

     On September 19, 1997, Mr. Benatar and Mr. Leatherman and legal counsel to the Company and Parent had telephone conversations concerning the sale of ITS to Carter D. Pope and the proposed terms of such sale. Mr. Leatherman advised that the businesses conducted by ITS are not consistent with the long term strategic objectives of Parent as they relate to its acquisition of the Company and stated that Parent had no objection to the sale of ITS as proposed.

     On September 24, 1997, at the regular quarterly meeting of the Board of Directors of the Company, Mr. Pope advised the members of the Board of the discussions to date with Parent and the possible terms of an acquisition of the Company by Parent. Representatives of Interstate/Johnson Lane delivered their verbal opinion as to the fairness, from a financial point of view, to the holders of Common Stock of the consideration proposed to be paid to them. Carter
D. Pope also expressed his continuing interest in acquiring ITS from the Company, conditioned upon the acquisition of the Company by Parent, and offered to enter into a contract to that effect. After consultation with its financial and legal advisors, the Board determined that it was in the best interests of the stockholders for discussions to continue with Parent and agreed to meet again on September 28, 1997.

     On September 25, 1997, Croft & Bender LLC was engaged by the Company to render a fairness opinion with respect to the fairness, from a financial point of view, to the Company of the consideration to be received by the Company from the sale of ITS. Representatives of Croft & Bender LLC met on September 25 and 26, 1997,with Carter D. Pope and other representatives of ITS and with representatives of the Company to obtain information necessary for them to render their opinion, which was delivered to the Company on September 28, 1997. Croft & Bender LLC stated in their opinion that the consideration to be received by the Company from the sale of ITS is fair, from a financial point of view, to the Company.

     On September 25, 1997, members of Parent's management conducted additional visits to certain of the Company's plants.

     On September 26 and 27, 1997, members of management of the Company, including presidents of the Company's operating subsidiaries, met with members of management of Parent in Chicago to discuss how the operations of each of the Company and Parent might be integrated. Final terms of the Merger Agreement and the Stockholder Agreement were negotiated between legal counsel for the Company and Parent. On September 27, 1997, Parent conveyed a written offer to the Company, offering to enter into the proposed Merger Agreement and Stockholder Agreement.

     On September 28, 1997, the Board of Directors of the Company met and, with the advice of legal counsel, considered the written offer from Parent to acquire the Company pursuant to the Offer and the Merger. The Board also received and considered the written opinion of Interstate/Johnson Lane with respect to the Offer and the Merger (a copy of which appears as Annex A hereto) and the written opinion of Croft & Bender LLC with respect to the sale of ITS. Mr. Pope advised the Board of the final terms of the Stockholder Agreement. The terms of the Merger Agreement, the Stockholder Agreement and the Stock Purchase Agreement providing for the sale of ITS were reviewed with the Board by legal counsel to the Company. Following a number of questions from, and discussions among, the directors, the Board of Directors of the

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Company (i) approved and adopted the Merger Agreement and determined that the
Offer and the Merger, considered as a whole, are fair to and in the best interests of the Company and its stockholders, (ii) recommended that the Company's stockholders tender their Shares in the Offer and approve and adopt the Merger Agreement and the Merger, and (iii) approved the Stock Purchase Agreement (as defined below) providing for the sale of ITS, which is described more fully below in this Item 3(b).

     On September 28, 1997, immediately following the meeting of the Board of Directors, the Merger Agreement and the Stockholder Agreement were executed and delivered by the parties thereto. The Stock Purchase Agreement was also executed and delivered. An announcement concerning the Offer and the Merger was made on September 28, 1997. The terms of the Merger Agreement and the Stockholder Agreement are described more fully under the captions "Purpose of the Offer and the Merger; Plans for the Company" and "The Merger Agreement and the Stockholder Agreement" in the Offer to Purchase and such descriptions are incorporated by reference herein.

ARRANGEMENTS WITH EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES:

     During its negotiations with the Company, Parent advised the Company that the businesses conducted by ITS are not consistent with the long term strategic objectives of Parent as they relate to its acquisition of the Company. ITS provides: (i) imaging and reproduction products and services to architects, engineers, contractors and other construction related markets; (ii) facilities management operations on site for certain clients; and (iii) courier services to the business community. The Company has entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Carter D. Pope pursuant to which Carter D. Pope has agreed to purchase and the Company has agreed to sell all of the issued and outstanding capital stock of ITS for a purchase price of $7,065,173, which represents the net book value of ITS at August 31, 1997. The acquisition by Carter D. Pope of the stock of ITS is conditioned upon the acceptance for payment of Shares by Parent pursuant to the Offer. Carter D. Pope is Mr. Pope's son. The purchase of the stock of ITS by Carter D. Pope was unanimously approved by the Board of Directors of the Company, with the members of the Pope family abstaining. In reaching its conclusion to approve the Stock Purchase Agreement, the Board of Directors considered, among other things, the opinion of Croft & Bender LLC. Such opinion states that the consideration to be received by the Company from the sale of ITS is fair, from a financial point of view, to the Company. A copy of the opinion of Croft & Bender LLC is filed as Exhibit 7 hereto and incorporated by reference herein. A copy of the Stock Purchase Agreement is filed as Exhibit 5 hereto and incorporated by reference herein.

     Parent has agreed to allow the Company to offer employment agreements to certain officers of the Company, including John R. Pope, President of Williams Printing Company, a subsidiary of the Company, and a Director of the Company, Alvan A. Herring, Jr., Vice President and a Director of the Company, Joseph A. Fasolo, Donald S. Forshay, Jeffery Glover, and Jim R. Tidwell, each a Vice President of the Company, Martin C. Kendall, Vice President and Chief Financial Officer of the Company, and Donald P. Hunnicutt, Sr., Secretary of the Company, and to certain regional managers of the Company and presidents of operating subsidiaries of the Company. The provisions of such employment agreements and the terms thereof will be negotiated between the Company and such employees (subject to the Parent's consent) prior to acceptance for payment of Shares by Parent pursuant to the Offer, and such employment agreements will become effective at such time and will remain in effect after the Merger. It is expected that terms of such employment agreements will range from one to three years. Parent has expressed its interest in entering into a one-year consulting arrangement with Mr. Pope, although the terms of such arrangement have not been determined.

     The Company has indemnification agreements (collectively, the "Indemnification Agreements") with its directors and officers. Each Indemnification Agreement provides that the Company will indemnify and hold harmless the director or officer party to it (an "Indemnitee") to the fullest extent permitted by its Articles of Incorporation, By-laws and the GBCC, against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in any settlement approved in advance by the Company, such approval not to be unreasonably withheld) (collectively, "Indemnifiable Expenses") actually and reasonably incurred or suffered by Indemnitee in connection with any present or future threatened, pending or

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contemplated investigation, claim, action, suit, or proceeding, whether civil, criminal, administrative or investigative (collectively, "Indemnifiable Litigation"): (i) to which Indemnitee is or was a party or is threatened to be made a party by reason of any action or inaction in Indemnitee's capacity as a director or officer of the Company, or (ii) with respect to which Indemnitee is otherwise involved by reason of the fact that Indemnitee is or was serving as a director, officer, employee or agent of the Company, or of any subsidiary or division, or is or was serving at the request to the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

     The Company is not obligated under the Indemnification Agreements to make any payment in connection with any claim made against the Indemnitee: (i) for which payment is actually made to the Indemnitee under a valid and collectible insurance policy, except in respect of any excess beyond the amount of payment under such insurance; (ii) for which the Indemnitee is entitled to indemnification and/or payment by reason of having given notice of any circumstance which might give rise to a claim under any policy of insurance, the terms of which have expired prior to the effective date of the applicable Indemnification Agreement; (iii) for which the Indemnitee is indemnified by the Company otherwise than pursuant to the applicable Indemnification Agreement;
(iv) based upon or attributable to the Indemnitee gaining any personal profit or advantage to which he was not legally entitled; (v) for an accounting of profits made from the purchase or sale by the Indemnitee of securities of the Company within the meaning of Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or similar provisions of any state statutory law; or (vi) brought about or contributed to by the dishonesty of the Indemnitee seeking payment hereunder; however, notwithstanding the foregoing, the Indemnitee shall be protected under the appropriate Indemnification Agreement as to any claims upon which suit may be brought against him by reason of any alleged dishonesty on his part, unless a judgment or other final adjudication thereof adverse to Indemnitee shall establish that he committed acts of active and deliberate dishonesty with actual dishonest purpose and intent, which acts were material to the cause of action so adjudicated. In addition, pursuant to the Indemnification Agreements, the Company will pay Indemnifiable Expenses incurred by an Indemnitee in connection with any Indemnifiable Litigation in advance of the final disposition thereof, provided that the Company has received an undertaking from or on behalf of Indemnitee to repay the amounts advanced to the extent that it is ultimately determined that Indemnitee is not entitled to be indemnified by the Company under the appropriate Indemnification Agreement or otherwise. The form of Indemnification Agreement is filed as Exhibit 6 hereto and is incorporated by reference herein.

     The Merger Agreement provides that Parent will maintain the existing directors' and officers' liability insurance for a period of six years from the date the Offeror first purchases Shares pursuant to the Offer; provided that there is no obligation on the part of Parent to pay annual premiums in excess of 150% of the last annual premium paid prior to the date of the Merger Agreement (the "Maximum Premium"), except that if the annual premiums exceed the Maximum Premium, Parent will be obligated to obtain an insurance policy with the greatest coverage available for a cost not exceeding the Maximum Premium. The Merger Agreement also provides that all rights to indemnification by the Company for acts or omissions occurring at or prior to the Effective Time in favor of the current or former directors, officers, employees and agents of the Company and its subsidiaries as provided in their respective organizational documents shall continue after the Effective Time.

     In connection with the Company's acquisition of Baum Printing, Inc. in 1989, the Company agreed to pay Joseph A. Fasolo, who was the executive vice president and a stockholder of Baum Printing, Inc., a payment upon a change of control of the Company. Mr. Fasolo, now a Vice President of the Company, may receive up to $500,000 as a result of the Offer and the Merger.

     Except as set forth above, to the best knowledge of the Company, there are no contracts, agreements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Parent or the Offeror or their respective executive officers, directors or affiliates.

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

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) The Board of Directors of the Company met on September 24, 1997 to discuss and consider a possible proposal for the acquisition of the Company by Parent. During such meeting, the Board of Directors discussed the terms of a possible acquisition proposal as communicated by Parent to management and reviewed the terms of a proposed Merger Agreement with legal counsel to the Company, Interstate/Johnson Lane and the Wareham Company. Following such discussion and review, the Board of Directors determined that it was in the best interests of the stockholders for discussions to continue with Parent. Parent conveyed a written offer to the Chairman of the Board of Directors of the Company on September 27, 1997 offering to enter into the proposed Merger Agreement and the proposed Stockholder Agreement. The Board of Directors of the Company met again on September 28, 1997 and reviewed the terms of the Merger Agreement and the Stockholder Agreement with legal counsel, received the written opinion of Interstate/Johnson Lane with respect to the fairness, from a financial point of view, of the consideration to be received by the Company's stockholders in the Offer and the Merger, and unanimously: (i) determined that the Offer and the Merger, considered as a whole, are fair to and in the best interests of the Company and its stockholders; (ii) approved and adopted the Merger Agreement; and (iii) recommended that the Company's stockholders tender their Shares in the Offer and approve and adopt the Merger Agreement and the Merger.

     (b) In reaching its conclusion and making its determinations as outlined in paragraph (a) above, the Board of Directors considered a number of factors, including, without limitation, the following:

          (i) the consideration proposed to be paid by Parent pursuant to the Offer and the Merger relative to: (A) the Company's historical sales; earnings before interest, taxes, depreciation and amortization ("EBITDA"); earnings before interest and taxes ("EBIT"); net income and book value; (B) its internal expectations concerning sales, EBITDA, EBIT, net income and book value; (C) recent and historical market prices for the Common Stock; and (D) the results of a discounted cash flow analysis;

          (ii) the familiarity of the Board of Directors with the business, financial condition and prospects of the Company; the nature of the Company's industry and markets, including, in particular, the belief of the Board of Directors that consolidation in the Company's industry will continue in an increasingly competitive acquisition market and that for the Company to maintain a leadership position in its industry would require continued growth, including by way of acquisitions, substantial capital resources, and further geographic expansion; and the belief of the Board of Directors that the consideration proposed to be paid by Parent pursuant to the Offer and the Merger reflects the values inherent in the Company;

          (iii) issues concerning management succession at the Company;

          (iv) the desire of Mr. Pope, the largest stockholder of the Company, who owns approximately 36.9% of the total of the Shares and Class B Shares outstanding on a fully diluted basis and who possesses approximately 82.8% of the total votes which might be cast at a meeting of stockholders of the Company (assuming prior exercise of all outstanding stock options and conversion of all outstanding debentures of the Company), to sell the Company on the terms offered by Parent;

          (v) the opinion of Interstate/Johnson Lane (described below) to the effect that the consideration to be received by stockholders of the Company pursuant to the Offer and the Merger is fair, from a financial point of view, to such stockholders;

          (vi) the fact that the Merger Agreement, as negotiated, does not foreclose the Company's ability to accept a proposal from a financially responsible party to effect a transaction to acquire the Company which is more favorable from a financial point of view to the stockholders of the Company (although under the terms of the Merger Agreement, the Company and its officers, directors, employees, agents and representatives may not initiate, solicit or encourage any such proposal and the Company would be required to pay fees and expenses of up to $6,000,000 to Parent if the Company determines to accept or recommend another transaction) and the fact that the Shares and the Class B Shares owned by Mr. Pope which are not subject to the Stockholder Agreement could be purchased by another party offering more favorable terms;

          (vii) that all of the Company's stockholders will receive the same price and consideration for their Shares and Class B Shares;

          (viii) the financial strength of Parent and the absence of any financing condition in the Offer or in the Merger Agreement;

          (ix) discussions (described in Item 3(b) above under "Background Information") with, and financial terms of expressions of interest received from, other parties to possible transactions as a result of the contacts initiated by or on behalf of the Company;

          (x) the view of the Board of Directors, after consultation with legal counsel to the Company, Interstate/Johnson Lane and the Wareham Company, regarding the likelihood of the existence of other viable purchasers on terms as favorable as those in the Offer and the Merger; and

          (xi) the requirement by Parent, as a condition to the transactions contemplated by the Merger Agreement, that Mr. Pope enter into the Stockholder Agreement providing Parent with an irrevocable option to purchase the Option Shares, and agreeing: (i) to tender in the Offer the Shares owned by him not covered by the Stockholder Agreement; (ii) to sell the Class B Shares owned by him not covered by the Stockholder Agreement to Parent at the time of the sale of the Option Shares; and (iii) to vote the Option Shares in favor of the transactions contemplated by the Merger Agreement and against any competing transactions at any meeting of stockholders of the Company called to vote thereon.

OPINION OF INTERSTATE/JOHNSON LANE CORPORATION

     Interstate/Johnson Lane was retained by the Company to render an opinion with respect to the fairness, from a financial point of view, of the consideration to be received by the Company's stockholders from a possible transaction with Parent. Interstate/Johnson Lane delivered to the Board of Directors of the Company its written opinion dated September 28, 1997 (the "Interstate/Johnson Lane Opinion") to the effect that, as of the date thereof, based on the matters set forth therein, the consideration to be received by the holders of Common Stock in the Offer and the Merger is fair, from a financial point of view, to such stockholders. The consideration was determined based upon negotiations between the parties, without any involvement of Interstate/Johnson Lane.

     Interstate/Johnson Lane has consented to the inclusion of the Interstate/Johnson Lane Opinion in this Schedule 14D-9.

     THE FULL TEXT OF THE INTERSTATE/JOHNSON LANE OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS ANNEX A TO THIS SCHEDULE 14D-9 AND IS INCORPORATED HEREIN BY REFERENCE. THE SUMMARY OF THE INTERSTATE/JOHNSON LANE OPINION SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION IN ANNEX A. THE COMPANY'S STOCKHOLDERS ARE URGED TO READ THE INTERSTATE/JOHNSON LANE OPINION IN ITS ENTIRETY. THE INTERSTATE/JOHNSON LANE ANALYSES AND OPINION WERE PREPARED FOR AND ADDRESSED TO THE BOARD OF DIRECTORS OF THE COMPANY AND ARE DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CONSIDERATION TO BE RECEIVED BY THE HOLDERS OF COMMON STOCK OF THE COMPANY IN CONNECTION WITH THE OFFER AND THE MERGER AND DO NOT CONSTITUTE AN OPINION AS TO THE MERITS OF THE OFFER OR THE MERGER OR A RECOMMENDATION TO ANY HOLDER OF SHARES AS TO WHETHER OR NOT TO TENDER THEIR SHARES OR AS TO HOW TO VOTE IN CONNECTION WITH THE MERGER.

     Interstate/Johnson Lane is a nationally recognized investment banking firm and was selected by the Company based on the firm's reputation and general investment banking experience, including its experience in rendering fairness opinions. Interstate/Johnson Lane, as part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

     In connection with rendering the Interstate/Johnson Lane Opinion, Interstate/Johnson Lane, among other things, (i) reviewed a draft of the Merger Agreement; (ii) reviewed annual audited financial statements for the Company and Parent for the prior three fiscal years, interim unaudited financial statements through April 30, 1997 for Parent and interim unaudited financial statements through July 31, 1997 for the Company; (iii) reviewed publicly available information including recent Securities and Exchange Commission ("SEC") filings and stockholder communications for the Company and for Parent, respectively;
(iv) met with members of the senior management of the Company to discuss its business, financial condition, operating results, and projections; (v) compared certain financial and stock market data for the Company with similar data for selected publicly held commercial printing companies; (vi) reviewed the financial terms of certain recent business combinations in the printing industry; (vii) reviewed premiums paid historically for certain other publicly traded companies deemed relevant; (viii) reviewed historical market price, volume data, and dividend history for the Shares compared with comparable companies; (ix) reviewed a discounted cash flow analysis for the Company; (x) reviewed published research reports and investment opinions on the Company and the commercial printing industry; and (xi) performed such other financial studies and analyses as we deemed appropriate.

     In rendering the Interstate/Johnson Lane Opinion, Interstate/Johnson Lane relied without independent verification upon the accuracy and completeness of all the financial and other information furnished to it by or on behalf of the Company, and others, including published information that Interstate/Johnson Lane considered in its review. Interstate/Johnson Lane relied upon the reasonableness of all projections and forecasts provided to it by the management of the Company and assumed the attainability of such results and that they were prepared in accordance with accepted practice on bases reflecting the best currently available estimates and good faith judgments of the Company's management. Interstate/Johnson Lane's opinion is based upon the economic, monetary, market and other conditions and circumstances existing and known to it as of the date of the Interstate/Johnson Lane Opinion, and Interstate/Johnson Lane assumed that there were no material changes in the assets, financial condition, results of operation, business or prospects of the Company since the date of the most recent financial statements made available to it. Interstate/Johnson Lane has not made or considered any independent evaluations or appraisals of the assets or liabilities (contingent or otherwise) of either the Company or any of its subsidiaries. Interstate/Johnson Lane does not express any opinion regarding the value of any of the Company's specific individual assets. Interstate/Johnson Lane has also assumed, with the Company's consent, that obtaining any necessary regulatory approvals and third party consents for the Offer or the Merger or otherwise will not have an adverse effect on the Company, Parent or the combined company.

     The following is a summary of the material financial analyses presented by Interstate/Johnson Lane to the Board of Directors of the Company on September 24, 1997, and does not purport to be a complete description of the analyses performed by Interstate/Johnson Lane in connection with providing its opinion to the Company's Board of Directors.

     Comparable Companies Analysis. Based on publicly available information and First Call consensus earnings estimates, Interstate/Johnson Lane reviewed and compared actual and estimated selected financial, operating and stock market information and financial ratios of the Company to a group of ten companies. (First Call compiles earnings estimates published by selected research analysts for use by the investment community.) The Company was compared to a group of ten commercial printing companies consisting of Banta Corporation, Bowne & Co., Inc., Cadmus Communications Corporation, Champion Industries Inc., Consolidated Graphics, Inc., Devon Group, Inc., Merrill Corporation, R.R. Donnelley & Sons Co., Mail-Well, Inc. and World Color Press, Inc. (the "Selected Printing Companies"). The Company was also compared with a subset of the above companies, based on the elimination of companies whose compound annual growth rate for sales over the past three fiscal years was greater than 20%. The subset of the selected companies consists of the following five companies: Banta Corporation, Bowne & Co., Inc., Cadmus Communications Corporation, Devon Group, Inc. and R.R. Donnelley & Sons Co. (the "Subset of Selected Printing

Companies"). The historical financial information and ratios analyzed for the companies are as of their respective most recent reported periods.

     Interstate/Johnson Lane's observations included, among other things, the following: The Company had a compound annual growth rate in sales over the past three fiscal years of 12.1% compared to 19.4% for the Selected Printing Companies and 15.6% for the Subset of Selected Printing Companies. The Company had a net debt to book value of total capital ratio of 52.1% compared with the median of 39.4% for the Selected Printing Companies and 19.6% for the Subset of Selected Companies (net debt equals short-term debt plus long-term debt less cash and cash equivalents; book value of total capital equals book value of shareholders' equity plus net debt). The Company had a market value of capitalization to EBITDA multiple of 7.2 times compared to the median of 7.1 times for the Selected Printing Companies and 6.0 times for the Subset of Selected Printing Companies (market value of capitalization equals the market value of shareholders' equity plus net debt; EBITDA equals earnings before interest, taxes, depreciation and amortization). The Company had a market value of capitalization to EBIT multiple of 11.8 times compared to the median of 11.8 times for the Selected Printing Companies and 9.9 times for the Subset of Selected Printing Companies (EBIT equals earnings before interest and taxes). The Company had a market value of capitalization to sales multiple of 0.8 times compared to the median of 1.0 times for the Selected Printing Companies and 1.0 times for the Subset of Selected Printing Companies.

     Interstate/Johnson Lane also observed, among other things, the following:
The Company had a return on equity of 12.4% compared to the median of 15.3% for the Selected Printing Companies and 13.1% for the Subset of Selected Printing Companies. The Company had an operating cash flow margin, operating income margin and net income margin of 11.4%, 6.9% and 3.2%, respectively, compared to the median of 14.2%, 8.6% and 4.6%, respectively, for the Selected Printing Companies and 14.0%, 8.5% and 4.8%, respectively, for the Subset of Selected Printing Companies. The Company had a price to earnings multiple of 16.1, 14.9 and 13.7 times earnings for the latest twelve months, 1997 and 1998, respectively, compared to the median of 23.1, 20.8 and 16.7 times, respectively, for the Selected Printing Companies and 19.9, 18.2 and 14.9 times, respectively, for the Subset of Selected Printing Companies.

     Although Selected Printing Companies were used for comparison purposes, none of such companies is directly comparable to the Company. Accordingly, an analysis of the results of such a comparison is not purely mathematical but involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the Selected Printing Companies and other factors that could affect the public trading value of the Selected Printing Companies or the Company to which they are being compared.

     Comparable Transactions Analysis. Interstate/Johnson Lane reviewed certain information relating to 12 announced or completed mergers and acquisitions since August 1, 1993 in which a United States commercial printing company was acquired or merged into another entity (the "Selected Printing Company Transactions") in a transaction with a value in excess of $20 million. Such analysis indicated that the median values of the transaction value to EBIT, to EBITDA and to net sales for the Selected Printing Company Transactions were 10.3 times, 6.2 times and 0.7 times, respectively, compared with the multiples of the transaction value to EBIT, to EBITDA and to net sales of 11.8 times, 7.2 times and 0.8 times, respectively, for the transactions contemplated by the Merger Agreement. The median values of the transaction equity value to book equity value and to net income for the Selected Printing Company Transactions were 1.8 times and 9.9 times, respectively, compared to a transaction equity value to book equity value of 2.3 times and to net income of 18.5 times to be paid pursuant to the transactions contemplated by the Merger Agreement.

     Premiums Paid Analysis. Because of the limited number of recent public printing company acquisitions, Interstate/Johnson Lane broadened its premiums paid analysis to include acquisitions of companies in the service and manufacturing industries which were comparable in transaction size to the price to be paid pursuant to the Merger. Interstate/Johnson Lane reviewed certain information relating to 27 announced or completed transactions since September 1, 1995 in which a public company in the service industry was acquired or merged into another entity (the "Selected Service Company Transactions") in a transaction with a value between $250 and $500 million. Such analysis indicated that the median premium paid relative to the seller's stock price 9 months, 6 months, 3 months, 1 month and 1 week prior to the public announcement of the acquisition of the acquired company (or the acquiror's interest in the transaction) was 56.3%, 55.7%, 50.8%, 44.5% and 31.9%, respectively, for the Selected Service Company Transactions compared to the premium to be paid pursuant to the transactions contemplated by the Merger Agreement, relative to the Company's stock price 9 months, 6 months, 3 months, 1 month and 1 week prior to the public announcement of the Offer and the Merger of 96.0%, 61.7%, 39.6%, 14.7% and 1.4%, respectively.

     Interstate/Johnson Lane reviewed certain information relating to 28 announced or completed transactions since September 1, 1995 in which a public company in the manufacturing industry was acquired or merged into another entity (the "Selected Manufacturing Company Transactions") in a transaction with a value between $250 and $500 million. Such analysis indicated that the median premium paid relative to the seller's stock price 9 months, 6 months, 3 months, 1 month and 1 week prior to the public announcement of a possible acquisition of the acquired company (or the acquiror's interest in the transaction) was 55.1%, 40.5%, 37.5%, 34.3% and 33.0%, respectively, for the Selected Manufacturing Company Transactions compared to the premium to be paid pursuant to the transactions contemplated by the Merger Agreement, relative to the Company's stock price 9 months, 6 months, 3 months, 1 month and 1 week prior to the public announcement of the Offer and the Merger of 96.0%, 61.7%, 39.6%, 14.7% and 1.4%, respectively.

     Discounted Cash Flow Analysis. Interstate/Johnson Lane performed a discounted cash flow analysis to determine a range of present values per share of the Common Stock assuming the Company made no acquisitions after fiscal year 1998 and was sold at the end of fiscal 2003 (the "Internal Growth Case") or made $24 million in acquisitions annually in fiscal 1999 through 2003 and was sold at the end of fiscal 2003 (the "Acquisition Case"). Based on the Company's fiscal 1998 budget and additional information supplied by management, base revenues (excluding acquisitions) were forecast to increase by 5.0% per year from fiscal 1999 to 2003, and operating margins were forecast to be constant. The information provided by management assumed that there was no recession affecting the commercial printing industry from fiscal 1999 to 2003 and that the acquisitions were financed with debt.

     For the terminal values in both cases, Interstate/Johnson Lane assumed that the Company would be sold at the end of fiscal 2003 at an EBITDA multiple range consistent with those seen in the Selected Printing Company Transactions and with the EBITDA multiple to be paid pursuant to the transactions contemplated by the Merger Agreement, (6.75 to 7.25 times EBITDA). The free cash flow streams and terminal values were presently valued using a range of discount rates from 11% to 13%.

     Applying the above multiples and discount rates, Interstate/Johnson Lane determined that the value of the Common Stock in the Internal Growth Case ranged from approximately $16.44 to $20.52 per share, and in the Acquisition Case ranged from approximately $17.89 to $22.86 per share.

     Other Considerations. Interstate/Johnson Lane also considered that the Company had certain other discussions with prospective acquirors of the Company over the last 11 months and considered the nature and results of those discussions as presented by the Company.

     The summary set forth above describes the material analyses that Interstate/Johnson Lane performed, but does not purport to be a complete description of such analyses or the analyses performed. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or a summary description.

     Interstate/Johnson Lane believes that its analyses must be considered as a whole and that selecting portions of its analyses without considering all factors and analyses would create an incomplete view of the analyses and processes underlying its opinion. Interstate/Johnson Lane did not attribute any particular weight to any analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor. In its analyses, Interstate/Johnson Lane relied upon numerous assumptions made by the Company with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or Parent. Analyses based on forecasts of future results are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by such analyses. No company or transaction used as a comparison in the analysis is identical to the Company or to the transactions contemplated by the Merger Agreement. Additionally, estimates of the value of businesses do not purport to be appraisals or necessarily reflective of the prices at which businesses actually may be sold. Because such estimates are inherently subject to uncertainty, Interstate/Johnson Lane does not assume responsibility for the accuracy of such estimates. Interstate/Johnson Lane's analyses were prepared solely for purposes of its opinion rendered to the Company's Board of Directors regarding the fairness of the proposed consideration to be received by holders of Shares pursuant to the transactions contemplated by the Merger Agreement and do not purport to be appraisals or necessarily reflect the prices at which the Company or Shares actually may be sold.

     For the services of Interstate/Johnson Lane as financial advisor to the Company in connection with the Offer and the Merger, Interstate/Johnson Lane will receive a fee of $250,000 (or $275,000 if an updated opinion is requested), none of which has been paid. No portion of Interstate/Johnson Lane's fee is contingent upon the consummation of the Offer or the closing of the Merger. In addition, the Company has agreed to reimburse Interstate/Johnson Lane for its reasonable out-of-pocket expenses incurred in connection with the Offer and the Merger, but not to exceed $10,000, and to indemnify Interstate/Johnson Lane against certain liabilities, including certain liabilities arising under the federal securities laws.

     Interstate/Johnson Lane has advised the Company that, in the ordinary course of its business as a full-service securities firm, Interstate/Johnson Lane may, subject to certain restrictions, actively trade the equity or debt securities of the Company or of Parent for its own account or for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     On January 15, 1997, the Company engaged Wareham Company as a financial advisor to the Company in connection with the possible sale of ITS and the possible acquisition or merger of the Company. Pursuant to the engagement, the Company agreed to pay to Wareham Company an initial advisory fee of $25,000 for services related to the possible sale of ITS and $25,000 for services related to the possible acquisition or merger of the Company and a final advisory fee of $540,000 payable as a result of the Offer. In addition, the Company agreed to indemnify Wareham Company against certain liabilities arising out of or in connection with its engagement.

     On August 29, 1997, the Company engaged Interstate/Johnson Lane to render an opinion with respect to the fairness, from a financial point of view, of the consideration to be received by the Company's stockholders in a possible acquisition transaction with Parent. Pursuant to the engagement, the Company agreed to pay to Interstate/Johnson Lane a total fee of $250,000 (or $275,000 if an updated opinion is requested) upon delivery of the opinion regardless of the conclusion reached in such opinion. In addition, the Company agreed to reimburse Interstate/Johnson Lane for out-of-pocket expenses incurred in connection with its engagement up to $10,000 and to indemnify Interstate/Johnson Lane against certain liabilities, including certain liabilities arising under the federal securities laws.

     On September 25, 1997, the Company engaged Croft & Bender LLC to render an opinion with respect to the fairness, from a financial point of view, of the consideration to be received by the Company in connection with the proposed sale of ITS to Carter D. Pope. Pursuant to the engagement, the Company agreed to pay to Croft & Bender LLC a fee of $25,000 upon delivery of the opinion regardless of the conclusion reached in such opinion, to reimburse Croft & Bender LLC for out-of-pocket expenses incurred in connection with its engagement, and to indemnify Croft & Bender LLC against certain liabilities arising out of or in connection with its engagement.

     Neither the Company nor, to the best of the Company's knowledge, any person acting on its behalf intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders in connection with the Offer.

ITEM 6. RECENT TRANSACTIONS.

     (a) (i) On August 4, 1997, Mr. Pope purchased 1,250 Shares at a price of $15.00 per share.

          (ii) On August 11, 1997, Martin C. Kendall, Chief Financial Officer of the Company, sold 2,633 Shares at a price of $15.00 per share.

          (iii) On August 26, 1997, Jeffery Glover, a Vice President of the Company, purchased 5,000 Shares at a price of $18.25 per share.

          (iv) On September 26, 1997, Jim R. Tidwell, a Vice President of the Company, purchased 5,000 Shares at a price of $18.80 per share.

     (b) To the best knowledge of the Company, each of the Company's executive officers, directors and affiliates presently intends to tender the Shares held by them.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as described in Items 2 and 3(b) hereof, no negotiation is underway or is being undertaken by the Company in response to the Offer which relates to or could result in: (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Items 3(b) and 4 hereof, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer, which relate to or would result in one or more of the matters referred to in Item 7(a).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     The opinion of Interstate/Johnson Lane, dated September 28, 1997, is attached hereto as Annex A and incorporated by reference herein.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 -- Offer to Purchase of Greenwich Acquisition Corp. dated October 3,
             1997 and related Letter of Transmittal.

Exhibit 2 -- Agreement and Plan of Merger dated as of September 28, 1997 among the Company, Wallace Computer Services, Inc. and Greenwich Acquisition Corp.

Exhibit 3 -- Stockholder Agreement dated as of September 28, 1997 among Wallace
             Computer Services, Inc., Greenwich Acquisition Corp. and Mark C. Pope III.

Exhibit 4 -- Pages 6 through 11 of the Proxy Statement of the Company dated May
             2, 1997.

Exhibit 5 -- Stock Purchase Agreement dated as of September 28, 1997 between the
             Company and Carter D. Pope.

Exhibit 6 -- Form of Indemnification Agreement between the Company and its directors and officers.

Exhibit 7  -- Opinion of Croft & Bender LLC dated September 28, 1997.

Exhibit 8  -- Letter to stockholders of the Company dated October 3, 1997.*

Exhibit 9  -- Letter to holders of Class B Common Stock of the Company dated
              October 3, 1997 accompanied by a Conversion and Tender Request.

Exhibit 10 -- Opinion of Interstate/Johnson Lane dated September 28, 1997
              (included as Annex A hereto).
-------------------------
* Included in copies mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 1997

                                          By: /s/ Mark C. Pope III
                                            ------------------------------------
                                            Mark C. Pope III
                                            Chairman of the Board, President and
                                              Chief
                                            Executive Officer

                                                                         ANNEX A

                       INTERSTATE/JOHNSON LANE LETTERHEAD

September 28, 1997

Board of Directors
Graphic Industries, Inc.
2155 Monroe Drive, NE
Atlanta, Georgia 30324

Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding common stock of Graphic Industries, Inc. ("Graphic Industries") of the consideration to be received in the proposed tender offer (the "Offer") by Greenwich Acquisition Corporation ("Greenwich"), a Georgia corporation and wholly owned subsidiary of Wallace Computer Services, Inc. ("Wallace"), for all of the outstanding common stock of Graphic Industries and the merger of Greenwich into Graphic Industries (the "Merger"). The Offer and the Merger will be effected pursuant to the terms and conditions set forth in the Agreement and Plan of Merger among Wallace, Greenwich, and Graphic Industries dated September 28, 1997 (the "Agreement").

     In arriving at our opinion, we, among other things, (i) reviewed the September 24, 1997 draft of the Agreement; (ii) reviewed annual audited financial statements for Graphic Industries and Wallace for the prior three fiscal years, interim unaudited financial statements through April 30, 1997 for Wallace and interim unaudited financial statements through July 31, 1997 for Graphic Industries; (iii) reviewed publicly available information including recent Securities and Exchange Commission ("SEC") filings and stockholder communication for Graphic Industries and for Wallace, respectively; (iv) met with members of the senior management of Graphic Industries to discuss its business, financial condition, operating results, and projections; (v) compared certain financial and stock market data for Graphic Industries with similar data for selected publicly held commercial printing companies; (vi) reviewed the financial terms of certain recent business combinations in the printing industry; (vii) reviewed premiums paid historically for certain other publicly traded companies deemed relevant; (viii) reviewed historical market price, volume data, and dividend history for the common stock of Graphic Industries compared with comparable companies; (ix) reviewed a discounted cash flow analysis for Graphic Industries; (x) reviewed published research reports and investment opinions on Graphic Industries and the commercial printing industry; and (xi) performed such other financial studies and analyses as we deemed appropriate. We were not requested to and did not solicit the interest of third parties in submitting a competing offer for the acquisition of Graphic Industries.

     In rendering this opinion, we have relied upon the accuracy and completeness of all financial and other information furnished to us by or on behalf of Graphic Industries, and others, including published information that we considered in our review. We were not requested to and generally have not undertaken to verify independently the accuracy and completeness of such information. We have relied upon the reasonableness of all projections and forecasts provided to us by the management of Graphic Industries and have assumed the attainability of such results and that they were prepared in accordance with accepted practice on bases reflecting the best currently available estimates and good faith judgments of Graphic Industries' management. We have not independently verified any such information. Our opinion herein is based upon the economic, monetary and market and other conditions and circumstances existing and known to us as of the date hereof and we have assumed that there have been no material changes in the assets, financial condition, results of operation, business or prospects of Graphic Industries since the date of the most recent financial statements made available to us. We have not made or considered any independent evaluations or appraisals of the assets or liabilities (contingent or otherwise) of either Graphic Industries or Wallace. Consequently, we do not express any opinion regarding the value of any of Graphic Industries' or Wallace's specific individual assets. We were not requested to, and therefore did not, participate in the structuring or negotiating of the Offer or the Merger.

     Interstate/Johnson Lane Corporation, as part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Pursuant to our engagement in connection with this fairness opinion, we will receive a fee for our services in rendering said opinion.

     The opinion expressed herein is provided to the Graphic Industries Board of Directors and does not constitute a recommendation to any stockholder of Graphic Industries as whether to tender shares pursuant to the Offer or as to how any such stockholder should vote on the Merger. The opinion, and any supporting analysis or other material supplied by us may not be quoted, referred to, or used in any public filing or in any written document without the prior written approval of Interstate/Johnson Lane Corporation; provided that we hereby consent to the inclusion of this letter as an attachment to the Proxy Statement to be filed with the SEC by Graphic Industries and to be submitted to the stockholders of Graphic Industries in connection with the Offer and the Merger.

     Based upon the foregoing considerations and our review and analysis, it is our opinion that as of the date hereof the consideration to be received by the common stockholders of Graphic Industries in the Offer and the Merger is fair, from a financial point of view, to the common stockholders of Graphic Industries.

Sincerely,

INTERSTATE/JOHNSON LANE CORPORATION

INTERSTATE/JOHNSON LANE CORPORATION

                            GRAPHIC INDUSTRIES, INC.
                            2155 MONROE DRIVE, N.E.
                             ATLANTA, GEORGIA 30324

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                            EXCHANGE ACT OF 1934 AND
                             RULE 14F-1 THEREUNDER

                                October 3, 1997

     This information is being furnished by Graphic Industries, Inc., a Georgia corporation (the "Company"), to its stockholders in connection with the possible designation by Wallace Computer Services, Inc., a Delaware corporation ("Parent"), pursuant to the Agreement and Plan of Merger dated as of September 28, 1997 (the "Merger Agreement") among the Company, Parent and Greenwich Acquisition Corp., a Georgia corporation (the "Offeror") and a wholly-owned subsidiary of Parent, of persons to be elected to the Board of Directors of the Company other than at a meeting of the Company's stockholders.

     Pursuant to the Merger Agreement, the Offeror commenced a tender offer (the "Offer") disclosed in the Tender Offer Statement on Schedule 14D-1 dated October 3, 1997. The terms and conditions of the Offer are set forth in the Offer to Purchase dated October 3, 1997 (the "Offer to Purchase") and related Letter of Transmittal, which are being mailed by the Offeror to the Company's stockholders concurrently herewith. The Merger Agreement also provides, among other things, for the merger (the "Merger") of the Offeror into the Company, with the Company surviving as a wholly-owned subsidiary of Parent, as more fully described in the Offer to Purchase and in the Company's Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") being mailed to the Company's stockholders concurrently herewith.

     The Company had 8,086,951 shares of Common Stock, $.10 par value per share ("Common Stock") and 4,518,817 shares of Class B Common Stock, $.10 par value per share ("Class B Stock") outstanding as of September 26, 1997.

                             THE BOARD OF DIRECTORS
                             AND EXECUTIVE OFFICERS
                                 OF THE COMPANY

GENERAL

     The Board of Directors of the Company presently consists of nine members. The current terms of all existing directors expire upon the election and qualification of the directors to be elected at the next annual meeting of stockholders.

     Pursuant to the Company's Articles of Incorporation, each share of Common Stock is entitled to one vote and each share of Class B Stock is entitled to 10 votes. With respect to the election of directors, if, on the record date for the determination of stockholders entitled to vote on directors, the number of outstanding shares of Class B Stock is less than 12.5% of the total number of shares outstanding, the holders of the Common Stock, voting as a class, shall elect a number of directors equal to 25% (rounded up to the nearest whole number) of the Board of Directors and the holders of the Common Stock and Class B Stock, voting together as a single class, shall elect the remaining directors. If on such record date the number of outstanding shares of Class B Stock is greater than 12.5% of the total number of shares outstanding, the holders of the Common Stock, voting as a class, shall elect a number of directors equal to 25% (rounded up to the nearest whole number) of the Board of Directors and the holders of the Class B Stock, voting as a class, shall elect the remaining directors. As of September 26, 1997, the outstanding Class B Stock represented approximately 36% of the total shares outstanding.

     The Merger Agreement provides that promptly after such time as the Offeror acquires a majority of the combined voting power of the shares of Common Stock and Class B Stock, the Offeror shall be entitled to designate at its option up to that number of directors of the Company's Board of Directors as will give the Offeror a majority of such directors and the Company shall, at such time, cause the Offeror's designees to be so elected by its existing Board of Directors.

     The Offeror has informed the Company that in the event the Offeror acquires a majority of the voting power of the outstanding Common Stock and the Class B Stock, Offeror will request the Company to take all necessary action to decrease the number of members of the Board to seven and to elect Robert J. Cronin, Michael T. Leatherman, Michael J. Halloran and Michael O. Duffield to the Board of Directors of the Company. The Company intends to request that Ralph N. Strayhorn, Jr., Warren E. Andrews and Leo Benatar serve as the three continuing directors.

     Information concerning the Offeror's director designees is set forth on Attachment 1 hereto. To the best knowledge of the Company, none of such designees beneficially owns any equity securities of the Company.

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the number of shares and percentage of the outstanding shares of Common Stock beneficially owned by (i) each director, (ii) each executive officer named in the executive compensation tables set forth herein, (iii) each person known by management of the Company to own beneficially more than 5% of any class of the Company's voting securities and (iv) all directors and executive officers as a group, as of September 30, 1997, unless otherwise indicated. An asterisk indicates ownership of less than 1% of the class of Common Stock.

                              OWNERSHIP OF SHARES

                                                                   COMMON STOCK
                                      ----------------------------------------------------------------------
                                         SOLE            SHARED
                                      VOTING OR        VOTING OR        ATTRIBUTED
             NAME OF                  INVESTMENT       INVESTMENT       BENEFICIAL             PERCENT
         BENEFICIAL OWNER               POWER            POWER          OWNERSHIP            OF CLASS(1)
         ----------------             ----------       ----------       ----------           -----------
Mark C. Pope III                         864,177(2)           0(3)         75,100(4)             11.6%(2)(3)(4)
William A. Wood, Jr.                       8,500              0                 0                   *
John R. Pope                              59,613              0(3)              0                   *
Leo Benatar                                3,000              0                 0                   *
Ralph N. Strayhorn, Jr.                    7,830              0             1,860(5)                *
Warren E. Andrews                              0         22,500(6)              0                   *
Carter D. Pope                           227,569              0                 0                 2.8
Alvan A. Herring, Jr.                     47,630              0                 0                   *
James A. Hatcher                               0              0(3)        118,150(7)              1.5(3)(7)
David S. Fraser(8)                         6,167              0                 0                   *
Donald S. Forshay                          6,833              0                 0                   *
Ellis T. Alexander(9)                        500              0                 0                   *
FMR Corp. (Fidelity Investments)         589,000(10)          0                 0                 7.3
All directors and executive
  officers as a group (16 persons)     1,263,406(2)      22,500(3)        203,041                18.4(11)

-------------------------
 (1) Calculated by taking into account all shares as to which the indicated person or group has sole or shared voting or investment power or attributed beneficial ownership, but without regard to the shares of Common Stock issuable upon conversion of either (i) shares of Class B Stock held by that person or group or (ii) any of the Company's Convertible Debentures, and without regard to the disclaimers of beneficial ownership referred to in Notes (3), (4), and (7) of this table.

 (2) Does not include 4,478,092 shares of Class B Stock (99.1% of the Class B Stock outstanding as of the September 30, 1997) held by Mr. Pope, each of which is convertible at the option of the holder into one share of Common Stock. If these shares of Class B Stock were included, Mr. Pope's Percent of Class of Common Stock would be 45.4%.

 (3) Does not include an aggregate of 12,308 shares of Common Stock issuable upon conversion of $200,000 face value of the Company's Convertible Debentures held by the Betty Williams Marital Trust. Mr. Pope, Mr. J. Pope and Mr. Hatcher's spouse are the co-trustees of the trust. Mr. Pope, Mr. J. Pope and Mr. Hatcher disclaim beneficial ownership of the shares held by the Betty Williams Marital Trust.

 (4) Mr. Pope disclaims beneficial ownership of the indicated shares, which are beneficially owned, controlled and held of record by his spouse and by the Betty Williams Marital Trust.

 (5) Mr. Strayhorn disclaims beneficial ownership of the indicated shares, which are beneficially owned, controlled and held of record by his spouse.

 (6) Jointly owned with Mr. Andrews' spouse, with whom he shares voting and investment power.

 (7) The indicated shares are beneficially owned, controlled and held of record by Mr. Hatcher's spouse.

 (8) Mr. Fraser resigned from the position as Chief Financial Officer and Treasurer of the Company as of June 30, 1997.

 (9) Mr. Alexander resigned from his position as a Vice President of the Company as of September 19, 1997.

(10) The indicated shares are controlled by FMR Corp. ("FMR") through certain of its affiliates and subsidiaries in their capacities as investment advisers to various funds. Edward C. Johnson 3d and Abigail P. Johnson, together with other members of their family and trusts for their benefit, may be deemed to control FMR and may therefore be deemed to beneficially own the indicated shares. Each of FMR and Edward and Abigail Johnson has the authority to dispose of all of the indicated shares. The foregoing information is based solely on a Report on Schedule 13G filed with the Securities and Exchange Commission and the Company. The address of FMR and Edward and Abigail Johnson is 82 Devonshire Street, Boston, Massachusetts 02109.

(11) If the shares of Common Stock issuable upon conversion of the Class B Stock referenced in Note (2) and the shares of Common Stock issuable upon conversion of the Convertible Debentures referenced in Note (3) to this table were included, the group's Percent of Class of Common Stock would be 47.5%.

CURRENT DIRECTORS

     The following table sets forth for each current director of the Company (based upon information supplied by him) his name, age, positions with the Company, principal occupation and business experience for the past five years and prior service as a director of the Company.

                                                  POSITION WITH COMPANY,
                                                  PRINCIPAL OCCUPATION,
                                                   BUSINESS EXPERIENCE,                       DIRECTOR
               NAME                                OTHER DIRECTORSHIPS                  AGE    SINCE
               ----                               ----------------------                ---   --------

Mark C. Pope III(1)                 Chairman of the Board and Chief Executive Officer   72      1970
                                    of Graphic Industries since 1970; President of
                                    Graphic Industries, 1970-1989
William A. Wood, Jr.                Former Vice President of Graphic Industries,        78      1978
                                    1986-1996; President of The Stein Printing
                                    Company, Inc., 1978-1986(2)
John R. Pope(1)                     President of Williams Printing Company since 1990;  53      1970
                                    Executive Vice President of Williams Printing
                                    Company, 1989-1990; Vice President -- Sales of
                                    Williams Printing Company, 1969-1989(2)
Carter D. Pope(1)                   President of Imaging Technologies Services, Inc.    41      1988
                                    since 1995; President of Atlanta Blue Print Co.
                                    since 1989; Executive Vice President of Atlanta
                                    Blue Print Co., 1987-1989; Vice President of
                                    Atlanta Blue Print Co., 1986-1987; Salesman, The
                                    Stein Printing Company, 1982-1986(2)

                                                       POSITION WITH COMPANY,
                                                       PRINCIPAL OCCUPATION,
                                                        BUSINESS EXPERIENCE,                                     DIRECTOR
              NAME                                      OTHER DIRECTORSHIPS                            AGE         SINCE
---------------------------------  --------------------------------------------------------------  -----------  -----------
Alvan A. Herring, Jr.              Vice President of Graphic Industries since 1990; President of           54         1990
                                   Foote & Davies, 1989-1990 (commercial printers); Senior Vice
                                   President of Foote & Davies, since 1990; President of Foote &
                                   Davies, 1989-1990 (commercial printers); Senior Vice President of Foote & Davies, 1982-1989
James A. Hatcher(1)                Vice President and General Counsel of Cox Cable                         45         1992
                                   Communications, Inc., since 1992; Secretary and General
                                   Counsel of Cox Enterprises, Inc., 1988-1992; Secretary of
                                   various subsidiaries of Cox Enterprises, Inc. 1988-1992.
Leo Benatar                        Senior Partner and Associated Consultant of A.T. Kearney,               67         1997
                                   Inc.; Senior Vice President of Sonoco Products Company
                                   1993-1996; Chairman and CEO of Engraph, Inc., 1981-1995;
                                   Chairman of Engraph, Inc., 1995-1996 (manufacturer of
                                   packaging and product identification materials); Aaron Rents,
                                   Inc. (a furniture and appliance retailer); Interstate Bakeries
                                   Corporation (baker and distributor of fresh bakery products);
                                   Mohawk Industries, Inc. (carpet manufacturer); Paxar
                                   Corporation (apparel systems and identification products); and
                                   Schuller Corporation (manufacturer of insulation and building products).
Ralph N. Strayhorn, Jr.            Of Counsel to Kilpatrick Stockton LLP (formerly Petree                  74         1984
                                   Stockton) since 1988; General Counsel and Secretary of The
                                   Wachovia Corporation and Wachovia Bank and Trust Company,
                                   N.A., 1978-1988
Warren E. Andrews                  Chairman of the Board of W. E. Andrews Co., Inc., 1952-1989             76         1984
                                   (acquired by Graphic Industries in 1984)(2)

DIRECTORS FEES AND ATTENDANCE

     Members of the Board of Directors of the Company who are not officers of the Company or any of its subsidiaries receive annual directors' fees of $5,000, plus $350 for each meeting of the Board or the Audit Committee attended and reimbursement for travel expenses. Directors who are officers of the Company or any of its subsidiaries receive $150 for each Board meeting attended and are reimbursed for travel expenses. For meetings held during fiscal 1997, non-officer directors received total fees as follows: Messrs. Strayhorn and Kirtland, as members of the Board of Directors and the Audit Committee, received total fees of $7,100 each, Messrs. Andrews and Hatcher received total fees of $6,400 each. Mr. Pope, Mr. Pope IV(3), Mr. Wood, Mr. J. Pope, Mr. C. Pope and Mr. Herring, directors who are also officers, received total fees of $600 each.
-------------------------
(1) John R. Pope and Carter D. Pope are sons and Mr. Hatcher is the son-in-law of Mark C. Pope III.

(2) Imaging Technologies Services, Inc., Atlanta Blue Print Co., Williams Printing Company, The Stein Printing Company, Inc. and W. E. Andrews Co., Inc. are wholly-owned subsidiaries of the Company.

(3) Mark C. Pope, IV resigned from his position as a director and officer of the Company as of September 12, 1996.

CERTAIN TRANSACTIONS

     Certain of the Company's executive officers and directors have participated in transactions between the Company and entities in which they have a material interest. See "Compensation Committee Interlocks and Insider Participation" for a description of these transactions.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Mr. Pope is an executive officer of the Company and also serves on its Executive Committee, which determines executive officers' salary and bonuses.

     Mr. Andrews and Mr. Wood serve on the Stock Option Committee, which awards compensation in the form of stock options to executive officers and other employees of the Company.

MEETINGS AND COMMITTEES

     During fiscal 1997, the Board of Directors met four times and did not have a nominating or compensation committee. The Executive Committee of the Board of Directors, which consists of Mr. Pope, Mr. C. Pope, Mr. J. Pope and Mr. Strayhorn determines salary and bonus compensation for the Company's executive officers. The Executive Committee met 12 times during fiscal 1997. The Stock Option Committee, which consists of Messrs. Wood and Andrews, determined stock option awards for all executive officers and other key associates of the Company. The Stock Option Committee met four times during fiscal 1997. The Audit Committee met two times during fiscal 1997 and consisted of Messrs. Kirtland, Strayhorn and Pope IV(1). The Audit Committee is responsible for reviewing and making recommendations regarding the Company's employment of independent auditors, the annual audit of the Company's financial statements and the Company's internal accounting practices and policies. Each director of the Company attended at least 75% of the meetings of the Board of Directors and the committees of which he was a member.

CURRENT EXECUTIVE OFFICERS

     Officers are elected annually and serve at the discretion of the Board of Directors. In addition to Mr. Pope and Mr. Herring, the current executive officers of the Company are as follows:

                                    POSITION WITH COMPANY, PRINCIPAL OCCUPATION,
          NAME                        BUSINESS EXPERIENCE, OTHER DIRECTORSHIPS            AGE
          ----                      --------------------------------------------          ---
Joseph A. Fasolo            Vice President of Graphic Industries since 1994; President    55
                            of Baum Printing, Inc. 1988-1996(2)
Jim R. Tidwell              Vice President of Graphic Industries since 1993; President    57
                            of Craftsman Printing Company since 1993; President of
                            Heritage Press, Inc. 1991-93; President of Wetmore & Company
                            1988-91(2)
Donald S. Forshay           Vice President-Sales & Marketing of Graphic Industries since  51
                            1996; Vice President-Sales & Marketing of Custom Printing
                            Co. 1995-1996; and Vice President Sales & Marketing Hart
                            Graphics Co. 1989-1995
Jeffery Glover              Vice President of Graphic Industries since 1996; President    38
                            of Wetmore & Company since 1993; and Executive Vice
                            President Wetmore & Company 1991-1993(2)
Martin C. Kendall           Vice President and Chief Financial Officer since 1997;        45
                            Director of Acquisitions 1989-1997
Donald P. Hunnicutt, Sr.    Secretary of Graphic Industries since 1987; Controller of     53
                            Graphic Industries 1983-1987

-------------------------
(1) Mark C. Pope, IV resigned from his position as a director and officer of the Company as of September 12, 1996.

(2) Baum Printing, Inc., Craftsman Printing Company, Heritage Press, Inc., The Stein Printing Company, Inc., Wetmore & Company and Williams Printing Company are wholly-owned subsidiaries of the Company.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT

     Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's officers, directors and greater than 10% shareholders ("Reporting Persons") to file certain reports ("Section Reports") with respect to beneficial ownership of the Company's equity securities. Based solely on a review of the Section Reports filed by Reporting Persons with respect to fiscal year ended January 31, 1997, all filing requirements applicable to Reporting Persons have been complied with.

                             EXECUTIVE COMPENSATION

     The Company has no standing compensation committee; however, the Executive Committee of the Board of Directors determines salary and bonus compensation for all executive officers of the Company and the Stock Option Committee determines stock option awards for all executive officers and other key associates of the Company. The Executive Committee is composed of Mark C. Pope III, Chairman of the Board and CEO, Mr. Carter D. Pope, Mr. John R. Pope and Mr. Ralph W. Strayhorn, Jr. directors of the Company. The Stock Option Committee is composed of Mr. William A. Wood, Jr. and Mr. Warren E. Andrews, directors of the Company.

COMPENSATION REPORT OF THE EXECUTIVE AND STOCK OPTION COMMITTEES OF THE BOARD OF DIRECTORS OF THE COMPANY.

     The Company seeks to attract and retain key executives who will assist the Company in meeting its annual and long-term sales and profit goals, thereby serving the interest of the Company's Shareholders. The elements of the Company's executive compensation are annual cash compensation (salary and bonuses) and stock options. The Executive Committee believes that the demands and expectations of clients and the Company warrant better than median levels of compensation. The Company's compensation practices are designed to achieve the following goals:

     1. Provide salaries that are competitive with those paid to executives in similar positions at private and public companies in each of the Company's key market areas.

     2. Create a link between the executive's compensation and the Company's performance through stock options and bonus opportunities.

     3. Align the financial interest of the executives with that of the shareholders by means of stock options and bonus opportunities in order to increase shareholder value.

     The cash compensation of executive officers (including the CEO) is reviewed annually and adjustments are considered in view of the Executive Committee's assessment of (1) the Company's sales, profit and stock price performance; (2) the executive officers' individual leadership and experience; and (3) compensation levels of executives in similar positions at private and public companies in each of the Company's key market areas. Stock options are granted from time to time to provide incentives to executives to work toward financial objectives that support total shareholder returns in the form of market price appreciation and dividends. The Company's Named Executive Officers received options in fiscal 1997 to provide such an incentive.

     The Company provides medical and other similar benefits to its executive officers on the same basis as made available to other employees of the Company.

     Mr. Wood and Mr. Andrews cannot receive any stock options under the Company's 1988 Incentive Stock Option Plan, 1991 Stock Option Plan or 1995 Stock Option Plan because Mr. Wood and Mr. Andrews serve on the committee administering the Company's Stock Option Plans and must remain "disinterested" under applicable securities laws and rules.

     Submitted by the members of the Executive Committee and the Stock Option Committee of The Board of Directors of Graphic Industries, Inc.

                                MARK C. POPE III
                            RALPH N. STRAYHORN, JR.
                                 CARTER D. POPE
                              WILLIAM A. WOOD, JR.
                                  JOHN R. POPE
                               WARREN E. ANDREWS

SHAREHOLDER RETURN PERFORMANCE GRAPH

     Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on the Company's Common Stock with the cumulative total return of the S&P 500 Stock Index and the cumulative total return for the Company's peer group for the period of five years commencing on January 31, 1992 and ending on January 31, 1997.

                COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*
                        AMONG GRAPHIC INDUSTRIES, INC.,
               THE S&P 500 INDEX, AND THE COMPANY'S PEER GROUP**

                                 [LINE GRAPH]

        MEASUREMENT PERIOD             THE COMPANY          S&P 500          PEER GROUP
      (FISCAL YEAR COVERED)
1/92                                         $ 100.00           $ 100.00           $ 100.00
1/93                                         $ 140.00           $ 111.00           $ 109.00
1/94                                         $ 143.00           $ 125.00           $ 129.00
1/95                                         $ 178.00           $ 125.00           $ 123.00
1/96                                         $ 196.00           $ 174.00           $ 148.00
1/97                                         $ 181.00           $ 220.00           $ 152.00

 * Assumes $100 invested on January 31, 1992 in Graphic Industries, Inc. the S&P 500 Stock Index and a Peer Group constructed by the Company. Total return assumes reinvestment of dividends.

** The Company's Peer Group is comprised of fourteen publicly-held printing companies with operations in the commercial printing industry similar to those of the Company. The companies in the peer group are: Banta Corp., Bowne & Co. Inc., Cadmus Communications Corp., Consolidated Graphics, Inc., Courier Corp., Devon Group, Inc., R.R. Donnelley & Sons Co., Merrill Corp., Moore Ltd., Quebecor, Inc. World Color Press, Inc., Mail-Well, Inc., Valassis Communications, Inc., Big Flower Press Holdings, Inc.

                         EXECUTIVE COMPENSATION TABLES

     The following tables set forth certain information required by the Securities and Exchange Commission relating to various forms of compensation of certain executive officers (the "Named Executive Officers") of the Company with respect to the periods presented.

                           SUMMARY COMPENSATION TABLE

--------------------------------------------------------------------------------------------------------------------
                                                 ANNUAL COMPENSATION                 LONG-TERM COMPENSATION
                                    -------------------------------------- -----------------------------------------
                                                                                    AWARDS               PAYOUTS
                                    -------------------------------------- -----------------------------------------
                                                                            RESTRICTED                  LONG-TERM
                                                          OTHER ANNUAL        STOCK       OPTIONS/    INCENTIVE PLAN
  NAME AND PRINCIPAL      FISCAL     SALARY     BONUS     COMPENSATION        AWARDS        SARS         PAYOUTS
       POSITION            YEAR       ($)        ($)     (1995 AND 1996)       ($)         (#)(1)          ($)
-------------------------------- ----------------------------------------- ------------------------------------------
  Mark C. Pope III         1997     $323,900      0             0               0          25,000           0
  Chairman & CEO           1996     $354,967      0             0               0               0           0
                           1995     $348,000      0             0               0               0           0
------------------------------------------------------------------------------------------------------------------
  Alvan A. Herring,        1997     $271,557      0             0               0               0           0
    Jr.
  Vice President           1996     $263,350      0             0               0          12,000           0
                           1995     $225,500      0             0               0           7,500           0
------------------------------------------------------------------------------------------------------------------
  Donald S. Forshay        1997     $207,702      0             0               0               0           0
  Vice President-          1996       (3)        --            --              --              --          --
  Marketing                1995       (3)        --            --              --              --          --
------------------------------------------------------------------------------------------------------------------
  Ellis T.                 1997     $194,312      0             0               0               0           0
    Alexander(4)
  Vice President           1996       (3)        --            --              --              --          --
                           1995       (3)        --            --              --              --          --
------------------------------------------------------------------------------------------------------------------
  David S. Fraser(5)       1997     $163,783      0             0               0               0           0
  CFO & Treasurer          1996     $145,750      0             0               0          14,000           0
                           1995     $101,596      0             0               0          13,000           0
------------------------------------------------------------------------------------------------------------------

----------------------  ------------------

                            ALL OTHER
                           COMPENSATION
  NAME AND PRINCIPAL     (1994 AND 1995)
       POSITION                ($)
----------------------  ------------------
  Mark C. Pope III          $3,000(2)
  Chairman & CEO             3,000(2)
                             3,000(2)
----------------------
  Alvan A. Herring,         $3,000(2)
    Jr.
  Vice President             3,000(2)
                             3,000(2)
----------------------
  Donald S. Forshay         $2,943(2)
  Vice President-               --
  Marketing                     --
----------------------
  Ellis T.                  $3,000(2)
    Alexander(4)
  Vice President                --

----------------------
  David S. Fraser(5)        $3,000(2)
  CFO & Treasurer            1,500(2)
                                    0
----------------------

(1) Options granted in fiscal 1995 were granted pursuant to the Graphic Industries, Inc. 1991 Stock Option Plan. Options granted in fiscal 1996 and fiscal 1997 were granted pursuant to the Graphic Industries, Inc. 1995 Stock Option Plan.

(2) These amounts represent the Company's matching contributions to the named executives' 401(k) accounts, under the Company's Profit Sharing Plan, during the indicated years.

(3) The indicated persons were not executive officers of the Company in fiscal years 1995 and 1996.

(4) Mr. Alexander resigned from his position as a Vice President of the Company as of September 19, 1997.

(5) Mr. Fraser resigned from his position as Chief Financial Officer and Treasurer of the Company as of June 30, 1997.

FISCAL 1997 OPTION GRANTS

     This table presents information regarding fiscal 1997 option grants to the Named Executive Officers. The Company has no outstanding stock appreciation rights and granted no stock appreciation rights during fiscal 1997.

-------------------------------------------------------------------------------------------------------------------
                                           OPTION GRANTS IN FISCAL 1997
-------------------------------------------------------------------------------------------------------------------
                                                                                   POTENTIAL REALIZABLE VALUE
                                                                                    AT ASSUMED ANNUAL RATES
                                                                                  OF STOCK PRICE APPRECIATION
                                     INDIVIDUAL GRANTS                                  FOR OPTION TERM
-------------------------------------------------------------------------------------------------------------------
                                     % OF TOTAL OPTIONS
                           OPTIONS       GRANTED TO      EXERCISE OR
                           GRANTED      EMPLOYEES IN     BASE PRICE   EXPIRATION       5%             10%
     NAME                    (#)       FISCAL YEAR(3)      ($/SH)        DATE          ($)            ($)
-------------------------------------------------------------------------------------------------------------------
     Mr. Pope III          8,333(1)        10.75%           9.08       7/31/97        9,666         13,749
                           8,333(1)        10.75%           9.08       7/31/98        9,666         13,749
                           8,334(1)        10.75%           9.08       7/31/99        9,667         13,751
     Mr. Herring              --             --              --           --           --             --
                              --             --              --           --           --             --
                              --             --              --           --           --             --
     Mr. Forshay           3,333(2)         4.3%            8.75       7/31/97        4,966          6,599
                           3,333(2)         4.3%            8.75       7/31/98        4,966          6,599
                           3,334(2)         4.3%            8.75       7/31/99        4,968          6,601
     Mr. Alexander(4)         --             --              --           --           --             --
                              --             --              --           --           --             --
                              --             --              --           --           --             --
     Mr. Fraser(5)            --             --              --           --           --             --
                              --             --              --           --           --             --
                              --             --              --           --           --             --
-------------------------------------------------------------------------------------------------------------------

(1) These stock options were granted on July 24, 1997 at an exercise price equal to the then current fair market value of the Common Stock, plus 10%, pursuant to the Graphic Industries, Inc. 1995 Stock Option Plan. Mr. Pope's options vest in one third annual installments beginning on July 1, 1997. Upon a merger, consolidation or other reorganization of the Company involving the exchange, conversion, adjustment or other modification of outstanding options, optionees will be entitled to receive shares of stock, other securities or other property to which terms of the agreement of merger, consolidation or other reorganization would entitle the optionee to receive had he been a holder of record of the shares of Common Stock as to which he could exercise the option.

(2) These stock options were granted on June 27, 1996 at an exercise price equal to the current fair market value of the Common Stock pursuant to the Graphic Industries, Inc. 1995 Stock Option Plan. Mr. Forshay's options vest in one third annual installments beginning on July 1, 1997. Upon a merger, consolidation or other reorganization of the Company involving the exchange, conversion, adjustment or other modification of outstanding options, optionees will be entitled to receive shares of stock, other securities or other property to which terms of the agreement of merger, consolidation or other reorganization would entitle the optionee to receive had he been a holder of record of the shares of Common Stock as to which he could exercise the option.

(3) Based on options to purchase 77,500 shares granted in fiscal 1997.

(4) Mr. Alexander resigned from his position as a Vice President of the Company as of September 19, 1997.

(5) Mr. Fraser resigned from his position as Chief Financial Officer and Treasurer of the Company as of June 30, 1997.

   INDIVIDUAL OPTION EXERCISES IN FISCAL 1997 AND VALUES AT JANUARY 31, 1997

     This table presents information regarding fiscal 1997 option exercises and the value of unexercised options held by the Named Executive Officers at January 31, 1997.

----------------------------------------------------------------------------------------------------------------------
                                             FISCAL YEAR-END OPTION VALUE
----------------------------------------------------------------------------------------------------------------------
                                                                          NUMBER OF           VALUE OF UNEXERCISED
                                                                         UNEXERCISED          IN-THE-MONEY OPTIONS
                                 SHARES                               OPTIONS AT FY-END            AT FY-END
                                ACQUIRED                                     (#)                     ($)(2)
                               ON EXERCISE       VALUE REALIZED         EXERCISABLE/              EXERCISABLE/
          NAME                     (#)               ($)(1)             UNEXERCISABLE            UNEXERCISABLE
----------------------------------------------------------------------------------------------------------------------
  Mr. Pope III                        0                   0               0/25,000                 0/$16,750
------------------------------------------------------------------------------------------------------------------
  Mr. Herring                     3,750              $2,813               0/12,000                 0/$12,000
------------------------------------------------------------------------------------------------------------------
  Mr. Forshay                         0                   0               0/10,000                 0/$10,000
------------------------------------------------------------------------------------------------------------------
  Mr. Alexander(3)                  668              $1,082               0/10,000                 0/$10,000
------------------------------------------------------------------------------------------------------------------
  Mr. Fraser(4)                       0                   0               0/11,167                 0/$11,167
------------------------------------------------------------------------------------------------------------------

(1) Represents the difference between the market price of the shares on the date of exercise and the exercise price.

(2) Represents the value of unexercised, in-the-money options at January 31, 1997, based upon the $9.75 closing price of the Common Stock on that date. Amounts have been rounded to the nearest dollar.

(3) Mr. Alexander resigned from his position as a Vice President of the Company as of September 19, 1997.

(4) Mr. Fraser resigned from his position as Chief Financial Officer and Treasurer of the Company as of June 30, 1997.

                               CHANGES IN CONTROL

     The Offer, if consummated, will result in a change in control of the Company. See the Offer to Purchase for additional information concerning the Offer, Parent and the Offeror.

                                                                    ATTACHMENT 1

OFFEROR'S DIRECTOR DESIGNEES

     Offeror has provided the Company with the following information regarding those persons who it intends to designate as directors of the Company following consummation of the Offer. The Company assumes no responsibility for the accuracy or completeness of such information.

                                             PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                NAME                         MATERIAL POSITIONS HELD DURING PAST FIVE YEARS       AGE
                ----                         ----------------------------------------------       ---
Robert J. Cronin.....................    Chief Executive Officer and Director of the Offeror.     52
                                         President and Chief Executive Officer of Parent and
                                         Director since November 11, 1992. President and Chief
                                         Operating Officer of Parent from June 1, 1992 until
                                         November 11, 1992. Also a director of Landauer
                                         Corporation.
Michael T. Leatherman................    President and Director of the Offeror. Senior Vice       44
                                         President/Chief Information Officer of Parent since
                                         1992.
Michael J. Halloran..................    Vice President, Chief Financial Officer and Director of  49
                                         the Offeror. Vice President/Chief Financial
                                         Officer/Assistant Secretary of Parent since 1995. Vice
                                         President/Chief Financial Officer/Secretary of Parent
                                         from 1990 to 1995.
Michael O. Duffield..................    Senior Vice President/Operations of Parent since 1992.   45